United States securities and exchange commission logo





                    June 23, 2022

       Yang Chong Yi
       Chief Executive Officer
       Nhale, Inc.
       42 Mott Street
       4th Floor
       New York, NY 10013

                                                        Re: Nhale, Inc.
                                                            Amendment No. 8 to
Registration Statement on Form 10-12G
                                                            Filed June 1, 2022
                                                            File No. 000-56324

       Dear Dr. Chong Yi:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Trade & Services